Sierra Wireless Reports Second Quarter 2015 Results

Q2 2015 revenue of $158 million; 17% year-over-year growth

•	Record revenue of $158.0 million, an increase of 17.0% compared to Q2 2014

•	Non-GAAP earnings from operations of $10.7 million compared to $3.7 million in Q2 2014

•	Adjusted EBITDA of $13.1 million compared to $6.8 million in Q2 2014

•	Non-GAAP diluted EPS of $0.26 compared to $0.08 in Q2 2014

VANCOUVER, BRITISH COLUMBIA - August 6, 2015 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its second quarter, ending June 30, 2015. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“We delivered strong year-over-year growth in both revenue and profitability in the second quarter of 2015,” said Jason Cohenour, President and Chief Executive Officer. “During the quarter, we also strengthened our market leading position in device-to-cloud solutions for the Internet of Things with the purchase of Accel Networks and the announced acquisition of MobiquiThings.  We remain focused on profitable organic growth and strategic acquisitions that enhance our market position and business model.”

Revenue for the second quarter of 2015 was $158.0 million, an increase of 17.0% compared to $135.0 million in the second quarter of 2014. Revenue from OEM Solutions was $138.2 million in the second quarter of 2015, up 18.5% compared to $116.6 million in the second quarter of 2014. Revenue from Enterprise Solutions was $19.8 million in the second quarter of 2015, up 7.6% compared to $18.4 million in the second quarter of 2014.

GAAP RESULTS

•	Gross margin was $50.9 million, or 32.3% of revenue, in the second quarter of 2015, compared to $43.3 million, or 32.1% of revenue, in the second quarter of 2014.

•
Operating expenses were $46.8 million and earnings from operations were $4.1 million in the second quarter of 2015, compared to operating expenses of $49.6 million and a loss from operations of $6.3 million in the second quarter of 2014.

•	Net earnings were $4.1 million, or $0.12 per diluted share, in the second quarter of 2015, compared to a net loss of $8.2 million, or $0.26 per diluted share, in the second quarter of 2014.

NON-GAAP RESULTS

•	Gross margin was 32.4% in the second quarter of 2015, compared to 32.2% in the second quarter of 2014.

•
Operating expenses were $40.4 million and earnings from operations were $10.7 million in the second quarter of 2015, compared to operating expenses of $39.8 million and earnings from operations of $3.7 million in the second quarter of 2014.

•
Net earnings were $8.6 million, or $0.26 per diluted share, in the second quarter of 2015, compared to net earnings of $2.6 million, or $0.08 per diluted share, in the second quarter of 2014. The non-GAAP tax rate in the second quarter of 2015 was 19.6%.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $13.1 million in the second quarter of 2015, compared to $6.8 million in the second quarter of 2014.

Cash and cash equivalents at the end of the second quarter of 2015 were $96.5 million, representing a decrease of $3.1 million, compared to the end of the first quarter of 2015. The decrease was primarily due to the payment of $9.3 million for the purchase of Accel Networks LLC, and capital expenditures, partially offset by cash generated from operations in the quarter.

We disclose non-GAAP financial measures as we believe they provide useful information on actual operating results and assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, acquisition costs, restructuring costs, integration costs, acquisition amortization, impairment, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments.

Adjusted EBITDA as defined equates to earnings (loss) from operations plus stock-based compensation expense and related social taxes, acquisition costs, restructuring costs, integration costs, impairment, and amortization. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

Financial Guidance
In the third quarter of 2015, we expect revenue and gross margin percentage to be similar to the second quarter of 2015 and operating expenses to increase slightly compared to the second quarter of 2015. This guidance does not include any contribution from the announced acquisition of MobiquiThings. This results in the following non-GAAP guidance for the third quarter of 2015:

Q3 2015 Guidance	Consolidated Non-GAAP

Revenue	$157.0 to $160.0 million
Earnings from operations	$9.5 to $11.0 million
Net earnings	$7.5 to $9.0 million
Earnings per share	$0.23 to $0.27 per share

This non-GAAP guidance for the third quarter of 2015 reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Conference call and webcast details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, August 6, 2015, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 54272804

To access the webcast, please follow the link below:
Sierra Wireless Q2 Conference Call and Webcast
The webcast will remain available at the above link for one year following the call.
To access a full copy of our Q2 2015 earnings release, please follow the link below:
http://www.sierrawireless.com/AboutUs/investorinformation.aspx

Media Contact:	Investor Contact:
Sharlene Myers	David Climie
Manager, Global Public Relations	Vice President, Investor Relations
+1 (604) 232-1445	+1 (604) 231-1137
smyers@sierrawireless.com	dclimie@sierrawireless.com

David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the third quarter of 2015 and our fiscal year 2015, our business outlook for the short and longer term and statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of goods sold;

•	expected component supply constraints;

•	our ability to "win" new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

•	expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:

•	competition from new or established service providers or from those with greater resources;

•	higher than anticipated costs; disruption of, and demands on, our ongoing business; and diversion of management’s time and attention in connection with acquisitions or divestitures;

•	we may experience difficulty responding to changing technology, industry standards and customer requirements;

•	the loss of any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	our reliance on single source suppliers for certain components used in our products;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;

•	we may be found to infringe on intellectual property rights of others;

•	we may be unable to enforce our intellectual property rights;

•	our ability to attract or retain key personnel;

•	risks related to contractual disputes with counterparties;

•	our financial results are subject to fluctuation;

•	difficult or uncertain global economic conditions;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on a limited number of third party manufacturers;

•	our dependence on wireless network carriers to promote and offer acceptable wireless data services;

•	we are subject to governmental regulation;

•	the transmission, use and disclosure of user data and personal information could give rise to liability or additional costs;

•	we may not be able to obtain necessary rights to use software or components supplied by third parties; and

•	we have operations outside of North America and therefore are subject to risks inherent in foreign jurisdictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Revenue	$157,965	$135,012	$308,371	$256,175
Cost of goods sold	107,018	91,691	208,588	174,257
Gross margin	50,947	43,321	99,783	81,918

Expenses
Sales and marketing	12,828	12,795	25,973	25,161
Research and development	18,402	20,021	37,494	40,038
Administration	11,092	9,680	21,512	19,013
Restructuring	711	987	711	987
Acquisition and integration	1,015	71	2,118	1,041
Impairment	—	3,756	—	3,756
Amortization	2,787	2,275	5,389	4,858
	46,835	49,585	93,197	94,854
Earnings (loss) from operations	4,112	(6,264)	6,586	(12,936)
Foreign exchange gain (loss)	1,550	(891)	(10,343)	(499)
Other income	13	265	118	291
Earnings (loss) before income taxes	5,675	(6,890)	(3,639)	(13,144)
Income tax expense (recovery)	1,599	1,353	1,938	(896)
Net earnings (loss)	$4,076	$(8,243)	$(5,577)	$(12,248)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	4,568	(64)	1,050	(44)
Comprehensive earnings (loss)	$8,644	$(8,307)	$(4,527)	$(12,292)
Net earnings (loss) per share (in dollars)
Basic	$0.13	$(0.26)	$(0.17)	$(0.39)
Diluted	0.12	(0.26)	(0.17)	(0.39)
Weighted average number of shares outstanding (in thousands)
Basic	32,166	31,466	32,075	31,351
Diluted	32,915	31,466	32,075	31,351

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	June 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$96,474	$207,062
Accounts receivable, net of allowance for doubtful accounts of $2,597 (December 31, 2014 - $2,275)	128,675	106,799
Inventories	26,217	17,445
Deferred income taxes	4,776	4,779
Prepaids and other	11,518	7,826
	267,660	343,911
Property and equipment	23,862	20,717
Intangible assets	85,489	37,893
Goodwill	147,998	103,966
Deferred income taxes	3,560	3,898
Other assets	8,755	4,979
	$537,324	$515,364

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$132,770	$128,196
Deferred revenue and credits	4,083	3,245
	136,853	131,441
Long-term obligations	36,655	26,608
Deferred income taxes	6,489	453
	179,997	158,502
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 32,204,908 shares (December 31, 2014 - 31,868,541 shares)	344,708	339,640
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost: 1,696 shares (December 31, 2014 – 342,645 shares)	(61)	(6,236)
Additional paid-in capital	20,658	26,909
Retained earnings (deficit)	(3,063)	2,514
Accumulated other comprehensive loss	(4,915)	(5,965)
	357,327	356,862
	$537,324	$515,364

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$4,076	$(8,243)	$(5,577)	$(12,248)
Items not requiring (providing) cash
Amortization	4,452	5,937	9,583	12,420
Stock-based compensation	2,437	2,326	4,734	4,577
Deferred income taxes	—	(1)	—	2,965
Loss on disposal of property and equipment	76	36	77	22
Impairment	—	3,756	—	3,756
Unrealized foreign exchange loss	—	585	6,219	599
Other	(15)	(255)	(45)	(255)
Changes in non-cash working capital
Accounts receivable	1,432	(3,069)	(20,845)	(2,209)
Inventories	(6,642)	(1,298)	(9,236)	(1,159)
Prepaid expenses and other	(8,829)	3,349	(7,188)	8,447
Accounts payable and accrued liabilities	15,526	9,176	12,383	(8,062)
Deferred revenue and credits	425	(434)	883	(382)
Cash flows provided by (used in) operating activities	12,938	11,865	(9,012)	8,471
Investing activities
Additions to property and equipment	(3,906)	(2,212)	(5,817)	(3,642)
Proceeds from sale of property and equipment	—	—	—	37
Increase in intangible assets	(354)	(558)	(587)	(1,085)
Net proceeds from sale of AirCard business	—	13,800	—	13,800
Acquisition of In Motion Technology, net of cash acquired	—	122	—	(22,456)
Acquisition of Wireless Maingate, net of cash acquired	—	—	(88,449)	—
Acquisition of Accel Networks	(9,250)	—	(9,250)	—
Net change in short-term investments	—	—	—	2,470
Increase in other assets	—	(542)	—	(3,290)
Cash flows provided by (used in) investing activities	(13,510)	10,610	(104,103)	(14,166)
Financing activities
Issuance of common shares	580	647	2,725	3,372
Purchase of treasury shares for RSU distribution	(1,656)	(5,955)	(2,453)	(5,955)
Taxes paid related to net settlement of equity awards	(452)	(173)	(2,194)	(674)
Excess tax benefits from equity awards	510	—	2,180	—
Decrease in other long-term obligations	(70)	(159)	(144)	(271)
Cash flows provided by (used in) financing activities	(1,088)	(5,640)	114	(3,528)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,421)	244	2,413	225
Cash and cash equivalents, increase (decrease) in the period	(3,081)	17,079	(110,588)	(8,998)
Cash and cash equivalents, beginning of period	99,555	151,339	207,062	177,416
Cash and cash equivalents, end of period	$96,474	$168,418	$96,474	$168,418

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except where otherwise stated)	2015		2014
	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$50,947	$48,836	$178,979	$50,006	$47,055	$43,321	$38,597
Stock-based compensation and related social taxes	147	248	555	131	134	130	160
Gross margin - Non-GAAP	$51,094	$49,084	$179,534	$50,137	$47,189	$43,451	$38,757

Earnings (loss) from operations - GAAP	$4,112	$2,474	$(6,594)	$3,399	$2,943	$(6,264)	$(6,672)
Stock-based compensation and related social taxes	2,858	2,600	10,464	2,432	2,402	2,326	3,304
Acquisition and integration	1,015	1,103	2,670	1,273	356	71	970
Restructuring	711	—	1,598	540	71	987	—
Impairment	—	—	3,756	—	—	3,756	—
Acquisition related amortization	2,029	2,669	10,900	2,389	2,609	2,784	3,118
Earnings from operations - Non-GAAP	$10,725	$8,846	$22,794	$10,033	$8,381	$3,660	$720
Amortization (excluding acquisition related amortization)	2,423	2,462	12,617	2,699	3,400	3,153	3,365
Adjusted EBITDA	$13,148	$11,308	$35,411	$12,732	$11,781	$6,813	$4,085

Net earnings (loss) - GAAP	$4,076	$(9,653)	$(16,853)	$(1,701)	$(2,904)	$(8,243)	$(4,005)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition, integration, and acquisition related amortization, net of tax	6,443	6,372	29,337	6,618	5,414	9,916	7,389
Foreign exchange loss (gain)	(1,581)	11,835	12,285	3,798	7,953	916	(382)
Income tax adjustments	(301)	(1,372)	(4,921)	378	(2,781)	1	(2,519)
Net earnings - Non-GAAP	$8,637	$7,182	$19,848	$9,093	$7,682	$2,590	$483

Diluted net earnings (loss) per share
GAAP - (in dollars)	$0.12	$(0.30)	$(0.53)	$(0.05)	$(0.09)	$(0.26)	$(0.13)
Non-GAAP - (in dollars)	$0.26	$0.22	$0.63	$0.29	$0.24	$0.08	$0.02

Q2 2015 RECONCILIATION OF GAAP AND NON-GAAP RESULTS

		Acquisition Related Amortization	Acquisition, Integration & Restructuring	Stock-based Compensation & Related Social Taxes	Foreign Exchange Gain	Tax Adjustments
(In thousands of U.S. dollars, except where otherwise stated)	GAAP						Non GAAP
	Q2 2015						Q2 2015

Revenue	157,965						157,965
Cost of goods sold	107,018			147			106,871
Gross margin	50,947	—	—	(147)	—	—	51,094
GM%	32.3%						32.4%

Sales and marketing	12,828			631			12,197
Research and development	18,402	129		381			17,892
Administration	11,092			1,699			9,393
Acquisition and integration	1,015		1,015				—
Restructuring	711		711				—
Amortization	2,787	1,900					887
Total operating expenses	46,835	2,029	1,726	2,711	—	—	40,369

Earnings from operations	4,112	(2,029)	(1,726)	(2,858)	—	—	10,725

Foreign exchange gain	1,550				1,550		—
Other income	13						13
Total other income	1,563	—	—	—	1,550	—	13

Earnings before income taxes	5,675	(2,029)	(1,726)	(2,858)	1,550	—	10,738

Income tax expense	1,599		(170)		(31)	(301)	2,101

Net earnings	4,076	(2,029)	(1,556)	(2,858)	1,581	301	8,637

Diluted earnings per share	0.12						0.26

Weighted average diluted shares	32,915						32,915

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2015		2014
	Q2	Q1	Total	Q4	Q3	Q2	Q1
OEM Solutions
Revenue	$138,133	$133,040	$476,650	$129,580	$124,329	$116,579	$106,162
Cost of goods sold	97,142	93,079	336,133	90,136	87,453	82,910	75,634
Gross margin	$40,991	$39,961	$140,517	$39,444	$36,876	$33,669	$30,528
Gross margin %	29.7%	30.0%	29.5%	30.4%	29.7%	28.9%	28.8%

Enterprise Solutions
Revenue	$19,832	$17,366	$71,873	$19,498	$18,941	$18,433	$15,001
Cost of goods sold	9,876	8,491	33,411	8,936	8,762	8,781	6,932
Gross margin	$9,956	$8,875	$38,462	$10,562	$10,179	$9,652	$8,069
Gross margin %	50.2%	51.1%	53.5%	54.2%	53.7%	52.4%	53.8%